Exhibit 20.1

PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—NOVEMBER 2002

Series	1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	12.29%
Less: Coupon	1.49%
Servicing Fee	1.24%
Net Credit Losses	6.20%
Excess Spread:
November-02	3.36%
October-02	5.03%
September-02	4.60%
Three month Average Excess Spread	4.33%

Delinquencies:
30 to 59 Days	1.78%
60 to 89 Days	1.26%
90 + Days	2.43%
Total	5.47%

Payment Rate:	8.71%